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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-7874                                                              12/10/98
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      One Group Investment Trust
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4. Address of principal executive office (number, street, city, state, zip code):

      Three Nationwide Plaza, Columbus, OH 43215
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REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees of The One Group Investment Trust

We have examined management's assertion about The One Group Investment Trust (the Trust) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of October 13, 1998 as it relates to the collateral held in exchange for securities lent on behalf of the Trust, which is included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 13, 1998, with respect to collateral held in exchange for securities lent on behalf of the Trust:

         o Confirmation, or other procedures as we considered necessary, of all securities held as collateral in book entry form by the Depository Trust Company, the Federal Reserve Bank and broker/banks;

         o Confirmation, or other procedures as we considered necessary, of all repurchase agreements and underlying collateral with brokers/banks;

         o Confirmation, or other procedures as we considered necessary, of all Master Note Agreements entered into with brokers/banks as collateral and;

         o Reconciliation of all such securities held as collateral to the books and records of the Trust and Banc One Trust Company N.A..


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

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In our opinion, management's assertion that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 13, 1998, is fairly stated, in all material respects.

This report is intended solely for the information and use of the trustees and management of the Trust and the Securities and Exchange Commission and should not be used for any other purpose.


                                             PricewaterhouseCoopers LLP
Columbus, Ohio
December 10, 1998

             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of The One Group Investment Trust (the Trust) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements.

We assert that the Trust was in compliance with the provisions of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 13, 1998, with respect to collateral held in exchange for securities lent on behalf of the Trust.



The One Group Investment Trust